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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                                (AMENDMENT NO. 2)
                                (FINAL AMENDMENT)
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                WYLE ELECTRONICS
                            (Name of Subject Company)

                              EBV ELECTRONICS INC.,
                                 RAAB KARCHER AG
                                       AND
                                     VEBA AG
                                    (Bidder)

                         COMMON STOCK, WITHOUT PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   983051 10 3
                      (CUSIP Number of Class of Securities)

                               DR. FERDINAND POHL
                              EBV ELECTRONICS INC.
                       RUDOLF-V.-BENNIGSEN-FOERDER-PLATZ 1
                              45131 ESSEN, GERMANY
                                011-201-459-1501
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                    Copy to:
                              JOHN J. MADDEN, ESQ.
                               SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                                 AUGUST 6, 1997
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         This Amendment No. 2 (Final Amendment) to the Tender Offer Statement on
Schedule 14D-1 (as amended prior to the date hereof, the "Schedule 14D-1") relates to the offer by EBV Electronics Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Raab Karcher AG, a corporation organized under the laws of the Federal Republic of Germany ("Parent"), to purchase all outstanding shares of Common Stock, without par value, and the associated preferred stock purchase rights (collectively, the "Shares"), of Wyle Electronics, a California corporation, at a price of $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 9, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), copies of which were attached to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. The
Schedule 14D-1 was initially filed with the Securities and Exchange Commission on July 9, 1997. Parent is a wholly owned subsidiary of VEBA AG, a corporation organized under the laws of the Federal Republic of Germany ("VEBA").

         Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6 is hereby amended and supplemented as follows:

                  At 12:00 midnight, New York City time, on Tuesday, August
         5, 1997 the Offer expired. Based on a preliminary count, approximately 11,771,604 Shares were tendered pursuant to the Offer, of which 782,453 Shares were tendered pursuant to notices of guaranteed delivery. On August 6, 1997, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The acceptance of such tendered Shares resulted in Parent and its subsidiaries owning approximately 96.2% of the outstanding Shares on a fully diluted basis. A copy of a press release announcing the expiration of the Offer and the acceptance for payment of validly tendered Shares is attached hereto as Exhibit
         (a)(10) and is incorporated herein by reference.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by adding the following
         Exhibit:

         (a)(10)  Press Release issued by Parent on August 6, 1997.
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 1997

                                        EBV ELECTRONICS INC.

                                            /s/ Michael Rohleder
                                        By: ________________________
                                            Name:  Michael Rohleder
                                            Title: President and CEO




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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 1997

                                 RAAB KARCHER AG


                 /s/ Gunther Beuth               /s/ Curt von Berghes
             By: ____________________            ____________________
                 Name: Gunther Beuth             Name: Curt von Berghes
                 Title: Member of the Board      Title: General Counsel




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         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

August 6, 1997

                            VEBA AKTIENGESELLSCHAFT

               /s/ Hans Michael Gaul           /s/ Ulrich Huppe
               ____________________            ____________________
               Name: Dr. Hans Michael Gaul     Name: Ulrich Huppe
               Title: Member of the Board      Title: Executive Vice President




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                                  EXHIBIT INDEX

EXHIBIT NO.
-----------
(a)(10)        Press Release issued by Parent on August 6, 1997.................